UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011619

March 5, 2004

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/5/2004

Michael P. Rogan
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Re: Reliant Resources, Inc.
Incoming letter dated February 6, 2004

Dear Mr. Rogan:

This is in response to your letter dated February 6, 2004 concerning the shareholder proposal submitted to Reliant Resources by the New York City Employees' Retirement System, the New York City Policy Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000

FAX: (202) 393-5760

http://www.skadden.com

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202-371-7550
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February 6, 2004

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0505

RE: Reliant Resources, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Reliant Resources, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of stockholders (the "2004 Annual Meeting").

I. The Proposal

Pursuant to Rule 14a-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter and (ii) a letter dated December 29, 2003 from Kenneth B. Sylvester (on behalf of the Proponent) to the Company, with the Proposal attached thereto (Exhibit A). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent.

The text of the resolution set forth in the Proposal is as follows:

"RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

II. Bases for Excluding the Proposal

A. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials that deals with "a matter relating to the conduct of the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the policy underlying the ordinary business exclusion rests on two central considerations: (i) the fact that certain tasks are so fundamental to a management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight (except that matters focusing on sufficiently significant social policy issues generally transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for shareholder vote) and (ii) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. For the reasons set forth below, the Company believes that the Proposal fails to address any social policy issue and instead encompasses matters relating to the Company's ordinary business operations and, therefore, may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

The primary focus of the Proposal appears to be on the economic benefits that the Company can realize and the economic risks that the Company can avoid by taking action to reduce carbon dioxide and other emissions, rather than on the social policy implications of emissions reduction. In particular, the Proposal requests that a committee of independent directors of the Company's Board of Directors assess how the Company is responding to rising regulatory, competitive and public pressure to reduce carbon dioxide and other emissions and report to shareholders. In support of the Proposal, the Proponent expresses his belief that taking early action to reduce emissions and prepare for standards will "provide competitive advantages" and that inaction and opposition to emissions control efforts could expose the Company to "regulatory risk and reputation damage." The Proponent does not request that the Company take any specific action to reduce emissions or that it otherwise adhere to any principles or polices with respect to such reductions. In fact, although many of the Whereas clauses raise social policy issues and concerns, neither the text of the Proposal nor the text of the supporting statement reference any such concerns or how the adoption of the Proposal would address such concerns. Instead, the Proposal requests an assessment and report that appear to be intended to provide the Company's shareholders with factual information that can be used to evaluate the economic risks and benefits associated with emissions reduction. The evaluation of economic risks and benefits to the Company is a fundamental part of the Company's day-to-day business operations and is best left to the Company's management and Board of Directors. See Xcel Energy Inc. (April 1, 2003) (allowing the exclusion of a proposal that requested a report on the economic risks and benefits associated with the company's stance regarding efforts to reduce emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury) and The Mead Corporation (January 31, 2001) (allowing the exclusion of a proposal related to a request for a report of the company's environmental risks in financial terms).

As discussed in the preceding paragraph, many of the Whereas clauses raise social policy issues and concerns associated with emissions reduction, although the text of the Proposal and the supporting statement focus primarily on the economic impact of such reductions. This apparent attempt on the part of the Proponent to portray the Proposal as involving broad social and environmental policies should fail because, as discussed, above, the substantive focus of the Proposal is on economic issues that are best left to the Company's management and Board of Directors. In fact, the Proponent makes no attempt to link any of the social and environmental issues raised in the Whereas clauses to the specific actions it requests the Company to take in the Proposal itself. For example, certain of the Whereas clauses imply that carbon dioxide emissions are a primary cause of climate change and that there is a growing commitment on the part of certain parties to reduce carbon dioxide emissions. However, the Proposal itself does not request that the Company cease or reduce any activities that may cause the emission of carbon dioxide. Similarly, the Proponent has included references in the Whereas clauses to "climate change", "side effects of global warming", the fact that U.S. power plants are responsible for "nearly 40 percent of [the country's] carbon dioxide emissions" and that "carbon dioxide poses significant financial risks to some electric companies," but does not request the Company to take any direct actions with respect thereto. Since the substance of the Proposal itself does not raise any "sufficiently significant social policy issues," the Proponent's inclusion of references in the Whereas clauses to such issues should not be advanced as a basis for taking the Proposal outside of the scope of the Rule 14a-8(i)(7) exclusion.

Due to the fact that the Proposal involves ordinary business matters that are best left to the management and the Board of Directors of the Company, the Company believes that the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates Rule 14a-9.

The Proposal may also properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a proposal to be excluded if it is contrary to the proxy rules, including Rule 14a-9. Rule 14a-9 prohibits false and misleading statements in proxy material.

For the following reasons, the Company believes that the Proposal contains false and misleading statements in violation of Rule 14a-9: (i) the second Whereas clause is misleading because it fails to give shareholders complete and accurate information regarding what processes, studies or reports the United States EPA relied upon to "conclude that climate change may harm the country..."; (ii) the Proponent fails to identify the source(s) for the statements made in the fourth ("U.S. power plants are responsible for . . . nearly 40 percent of its carbon dioxide emissions"), fifth (referring to "scientific studies"), and sixth (referring to "[s]cientists") Whereas clauses; and (iii) the Proponent fails to cite the name, date and underlying hypotheses or intent for the reports and study in the ninth (referring to "[r]ecent reports by CERES, The Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center") and tenth (referring to "A study by the U.S. EPA and one by Robert Repetto and James Henderson") Whereas clauses. Due to the omissions on the part of the Proponent, the Company and its shareholders are unable to determine whether the Proponent is using selective and/or outdated information to lend color to the Proposal.

The Staff has previously stated that in certain circumstances a company may properly exclude entire shareholder proposals where they contain false and misleading statements or omit material facts necessary to make such proposals not false and misleading. See Division of Corporation Finance: Staff Legal Bulletin No. 14 –Shareholder Proposals (July 13, 2001) ("[i]n drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate"). In addition, when a proposal and supporting statement "will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." Id. Requiring the Staff to spend an enormous amount of time and resources reviewing proposals and supporting statements that contain "obvious deficiencies in terms of accuracy, clarity and relevance . . . is not beneficial to participants . . . and diverts resources away from analyzing core issues under Rule 14a-8 . . ." Id.

For the reasons cited above, the Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3) because it omits material facts necessary to make the Proposal not false and misleading.

III. Conclusion

For the reasons and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to the Company's ordinary business operations and (ii) under Rule 14a-8(i)(3) because it violates Rule 14a-9. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (202) 371-7550.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael P. Rogan

cc: Michael L. Jines
Senior Vice President and General Counsel
Reliant Resources, Inc.

William C. Thompson, Jr.
Comptroller of the City of New York

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 29, 2003

Mr. Michael L. Jines
Senior Vice President and General Counsel
Reliant Resources, Inc.
1111 Louisiana Street
Houston, Texas 77002

Dear Mr. Jines:

I write on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for the consideration and vote of the shareholders at the next annual meeting of Reliant Resources, Inc.

The proposal requests that a committee of the company's independent directors assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions, and disclose its findings to the shareholders.

I submit the attached proposal to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and ask that it be included in the Company's 2004 proxy statement.

Letters from Citibank, N.A., the Systems' custodian bank, are enclosed, certifying the Systems' beneficial ownership, for over a year, of shares of Reliant Resources, Inc. common stock. The shares are held in the name of Cede and Company--the nominee of the depository company. Each system, as a beneficial owner of shares of the company's common stock, intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss this initiative with you. Please feel free to contact me at (212) 669-2013, if you have any questions on this matter. Should the Company's board of directors decide to endorse the provisions of the proposal as policy, the Systems will ask that the proposal be withdrawn from consideration at the annual meeting.

Very truly yours,

Kenneth B. Sylvester

Enclosures

New York City Office of the Comptroller
Bureau of Asset Management

REDUCTION OF CARBON DIOXIDE AND OTHER EMISSIONS

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2002, the United States EPA concluded that climate change may harm the country and pose risks to coastal communities due to sea level rise, water shortages, and increases in heat wave frequency.

In 2003, the World Meteorological Organization declared that, "...as the global temperatures continue to warm due to climate change, the number and intensity of extreme events might increase."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, nearly 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that each year, air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide.

Scientists also estimate that about 160,000 people die every year from side-effects of global warming ranging from malaria to malnutrition and the numbers could almost double by 2020.

Commitments to reduce carbon dioxide emissions and other air pollutants are emerging. More than 100 countries have ratified the Kyoto Protocol. Massachusetts and New Hampshire have enacted legislation capping power plants' greenhouse gases emissions. Governors of eleven states have pledged to reduce carbon dioxide emissions significantly. Renewable energy standards now exist in 13 states, indicating increasing support for non-polluting electricity sources.

In October 2003, 43 U.S. Senators voted in favor of legislation that would have capped greenhouse gas emissions from a range of industrial sectors.

Recent reports by CERES, The Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate both the growing financial risks of climate change for US corporations, and inadequate risk disclosure to investors.

A study by the U.S. EPA and one by Robert Repetto and James Henderson indicate that proposed legislation to regulate carbon dioxide poses significant financial risks to some electric companies, with wide sector variation.

In April 2003, the Wall Street Journal reported that, Swiss Re is starting to ask companies applying for directors and officers liability coverage to explain how they are preparing for potential government regulation of greenhouse-gas emissions."

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPORTING STATEMENT

We believe management and the Board have a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its climate change responses. We believe taking early action to reduce emissions and prepare for standards will provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory risk and reputation damage.

Citibank, N.A.
111 Wall Street
New York, NY 10043

citibank®

December 29, 2003

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

324,205 shares of **RELIANT RESOURCES, INC**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

December 29, 2003

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

95,137 shares of **RELIANT RESOURCES, INC**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

December 29, 2003

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

34,768 shares of **RELIANT RESOURCES, INC**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citibank

Citibank, N.A.
111 Wall Street
New York, NY 10043

December 29, 2003

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

255,493 shares of **RELIANT RESOURCES, INC**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reliant Resources, Inc.
Incoming letter dated February 6, 2004

The proposal requests that the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions.

We are unable to concur in your view that Reliant Resources may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- provide a citation to a specific source for the sentence that begins "In 2002, the United States EPA . . ." and ends ". . . in heat wave frequency";
- provide a citation to a specific source for the sentence that begins "U.S. power plants are responsible . . ." and ends ". . . global carbon dioxide emissions";
- provide a citation to a specific source for the sentence that begins "Scientific studies who that . . ." and ends ". . . lost workdays nationwide";
- provide a citation to a specific source for the sentence that begins "Scientist also estimate . . ." and ends ". . . almost double by 2020";
- provide a citation to a specific source for the sentence that begins "Recent reports by CERES . . ." and ends ". . . risk disclosure to investors"; and
- provide a citation to a specific source for the sentence that begins "A study by the U.S. EPA . . ." and ends ". . . wide sector variation."

Accordingly, unless the proponents provide Reliant Resources with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if

Reliant Resources omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Reliant Resources may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Reliant Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Special Counsel